Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ORIX Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-109736 and No. 333-138539) on Form F-3 of ORIX Corporation of our reports dated July 2, 2008, with respect to the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2008, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 31, 2008, which reports appear in the March 31, 2008 annual report on Form 20-F of ORIX Corporation.

KPMG AZSA & Co.

Tokyo, Japan

July 2, 2008

15.1-1